Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO ANNOUNCES SECOND LAWSUIT OVER ANDOVER DEFAULT ON CHIEF SHARE PURCHASE

January 6, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has commenced legal action in the U.S. District Court of Arizona against Andover Ventures Inc., Gordon Blankstein, Robert Blankstein and Paul Eagland (the “Defendants”). The U.S. Court action is in addition to a lawsuit filed in the Supreme Court of British Columbia against Andover Ventures Inc. (“Andover”) for alleged breaches of agreements respecting Andover's purchase from Genco of shares, representing a controlling interest in Chief Consolidated Mining Company (“Chief”). Chief owns the formerly producing Burgin and Trixie Silver Mines near Eureka, Utah.

Genco alleges that it has suffered damages as a result of the Defendants’ conduct in their dealings with Genco, Andover and Chief.

Details may be viewed on: http://www.azd.uscourts.gov/azd/courtinfo.nsf/court/pacer?OpenDocument under Case # 2:2008cv02279 and Case # 4:2008cv00655. Genco has retained the legal services of Henson & Efron, P.A. to pursue the U.S. litigation.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Raphael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements. The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.